UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 73934 / December 24, 2014

Admin. Proc. File No. 3-16059

In the Matter of

BIO OIL NATIONAL CORP.,
CSV INTERNATIONAL HOLDINGS, INC. (F/K/A
  EUROPA ACQUISITION VIII, INC.),
GREENPRO RESOURCES CORP. (F/K/A
LIGHTWOOD
  ACQUISITION CORP.), and
MOXIAN CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Bio Oil National Corp., CSV International Holdings, Inc. (f/k/a Europa Acquisition VIII, Inc.), Greenpro Resources Corp. (f/k/a Lightwood Acquisition Corp.), or Moxian Corp., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge,[2] has become the final decision of the Commission with respect to Bio Oil National Corp., CSV International Holdings, Inc. (f/k/a Europa Acquisition VIII, Inc.), Greenpro Resources Corp. (f/k/a Lightwood Acquisition Corp.), and Moxian Corp. The order contained in that decision are hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Bio Oil National Corp.,

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[1]   17 C.F.R. § 201.360(d).

[2]   *Bio Oil Nat'l Corp., CSV Int'l Holdings, Inc. (f/k/a Europa Acquisition VIII, Inc.), Greenpro Res. Corp. (f/k/a Lightwood Acquisition Corp.), Moxian Corp.*, and *Opera Jet Int'l Ltd.*, Initial Decision Rel. No. 707 (Nov. 13, 2014), 110 SEC Docket 04, 2014 WL 5866860. The Central Index Key numbers are: 1540700 for Bio Oil National Corp.; 1500367 for CSV International Holdings, Inc. (f/k/a Europa Acquisition VIII, Inc.); 1540698 for Greenpro Resources Corp. (f/k/a Lightwood Acquisition Corp.); and 1540699 for Moxian Corp.

CSV International Holdings, Inc. (f/k/a Europa Acquisition VIII, Inc.), Greenpro Resources Corp. (f/k/a Lightwood Acquisition Corp.), and Moxian Corp. are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 707
ADMINISTRATIVE PROCEEDING
File No. 3-16059

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	
BIO OIL NATIONAL CORP., CSV INTERNATIONAL HOLDINGS, INC. (F/K/A EUROPA ACQUISITION VIII, INC.), GREENPRO RESOURCES CORP. (F/K/A LIGHTWOOD ACQUISITION CORP.), MOXIAN CORP., and OPERA JET INTERNATIONAL LTD.	INITIAL DECISION OF DEFAULT AS TO FOUR RESPONDENTS November 13, 2014

APPEARANCES: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents Bio Oil National Corp., CSV International Holdings, Inc. (f/k/a Europa Acquisition VIII, Inc.), Greenpro Resources Corp. (f/k/a Lightwood Acquisition Corp.), and Moxian Corp. (collectively, the Four Respondents).[1] The revocations are based on the Four Respondents' failures to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On September 9, 2014, the Commission initiated this proceeding with an Order Instituting Administrative Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that the Four Respondents each have a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and have

[1] This Initial Decision does not apply to Respondent Opera Jet International Ltd. because it has not been served yet with the OIP.

repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13.

Respondent Bio Oil was served with the OIP by September 12, 2014, in accordance with Commission Rule of Practice (Rule) 141(a)(2)(ii), 17 C.F.R. § 201.141(a)(2)(ii), and its Answer was due by September 22, 2014. *Bio Oil National Corp.*, Admin. Proc. Rulings Release No. 1869, 2014 SEC LEXIS 3703, at *1 (Oct. 1, 2014). Respondents Greenpro and Moxian were served with the OIP by September 17, 2014, in accordance with Rule 141(a)(2)(ii), 17 C.F.R. § 201.141(a)(2)(ii), and their Answers were due by September 30, 2014. *Id.* at *2. I ordered Bio Oil, Greenpro, and Moxian to show cause by October 14, 2014, why the registrations of their securities should not be revoked by default due to their failure to file Answers or otherwise defend this proceeding. *Id.* at *2-3.

Respondent CSV was served with the OIP on September 22, 2014, in accordance with Rule 141(a)(2)(ii), 17 C.F.R. § 201.141(a)(2)(ii), and its Answer was due by October 2, 2014. *Bio Oil National Corp.*, Admin. Proc. Rulings Release No. 1944, 2014 SEC LEXIS 4006, at *1 (Oct. 24, 2014). I ordered CSV to show cause by November 7, 2014, why the registration of its securities should not be revoked by default due to its failure to file an Answer or otherwise defend the proceeding. *Id.* at *1-2.

On November 12, 2014, I held a telephonic prehearing conference, which the Division attended but the Four Respondents did not. To date, none of the Four Respondents has filed an Answer, responded to the orders to show cause, or appeared at the prehearing conference.

FINDINGS OF FACT

The Four Respondents are in default for failing to file Answers, attend the prehearing conference, or otherwise defend this proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true. 17 C.F.R. § 201.155(a).

Bio Oil, Central Index Key (CIK) No. 1540700, is a delinquent Delaware corporation located in Kuala Lumpur, Malaysia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Bio Oil is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2012, which reported a net loss of $750 for the prior three months.

CSV, CIK No. 1500367, is a revoked Nevada corporation located in Beijing, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CSV is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended January 31, 2012, which reported a net loss of $6,814 for the prior six months.

Greenpro, CIK No. 1540698, is a void Delaware corporation located in Wanchai, Hong Kong, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Greenpro is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2012, which reported a net loss of $1,500 for the prior six months.

Moxian, CIK No. 1540699, is a void Delaware corporation located in Wanchai, Hong Kong, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Moxian is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2012, which reported a net loss of $750 for the prior six months.

In addition to their repeated failures to file timely periodic reports, the Four Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that the Four Respondents failed to file timely periodic reports. As a result, the Four Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

The Four Respondents' failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions. *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). The Four Respondents' violations are also recurrent in that they repeatedly failed to file required periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). The Four Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, the Four Respondents have not answered the OIP, attended the prehearing conference, or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have provided no assurances against further violations.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of the Four Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Bio Oil National Corp., CSV International Holdings, Inc. (f/k/a Europa Acquisition VIII, Inc.), Greenpro Resources Corp. (f/k/a Lightwood Acquisition Corp.), and Moxian Corp. are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

A respondent may move to set aside the default in this case. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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James E. Grimes
Administrative Law Judge